Exhibit 99.6

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

28 November 2011

EVRAZ plc (“New Evraz” or the “Company”) and Evraz Group S.A. (“Existing Evraz”)

Recommended share exchange offer by EVRAZ plc to acquire up to 100% of the issued and outstanding share capital of Existing Evraz, to effect a re-domiciliation of Existing Evraz and its subsidiaries by the insertion of New Evraz as a new holding company (the “Group”)

Second Closing

and

Extension of Share Exchange Offer to 15 December

Introduction

On 17 October 2011, the board of directors of each of Existing Evraz and New Evraz announced a recommended share exchange offer by New Evraz (the “Offer”) for the entire share capital of Existing Evraz (the “Existing Shares”), including those Existing Shares represented by GDRs (the “Existing GDRs” and, together with the Existing Shares, the “Existing Securities”) in exchange for newly issued ordinary shares in New Evraz (the “New Shares”). The full terms of the Offer were set out in the offer document published by New Evraz on 17 October 2011 (the “Offer Document”).

On 7 November 2011, the Offer was declared wholly unconditional, with valid acceptances having been received in respect of 145,917,653.67 Existing Shares (including Existing Shares represented by Existing GDRs) (representing approximately 98.01% per cent. of the Existing Shares), and 1,313,258,883 New Shares were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange (“LSE”) (“Admission”).

Second Closing

New Evraz announces that as at 12 noon (New York time)/5 p.m. (London time) on 24 November 2011 (being the second closing date of the Offer) valid acceptances have been received in respect of a further 2,579,150.33 Existing Shares. Valid acceptances have now been received in respect of 148,496,804 Existing Shares in aggregate (representing approximately 99.74 per cent of the issued Existing Shares).

23,212,353 New Shares (the “Additional New Shares”) have been allotted to the relevant accepting shareholders and application has been made for such shares to be admitted to the Official List of the UK Listing Authority and to trading on the LSE. It is expected that admission to the Official List of the UK Listing Authority will become effective and unconditional dealings in the Additional New Shares will commence on the LSE at 8 a.m. today (London time).

Termination of Deposit Agreement and De-listing of Existing GDRs

Holders of Existing Securities are reminded that the Group has given notice to terminate the existing deposit agreement relating to the Existing GDRs (the “Deposit Agreement”) in accordance with its terms, with such termination to take effect, following expiry of the 90 day notice period, on 8 February 2012. The Group intends to apply for the cancellation of the listing of the Existing GDRs on the Official List and for the cancellation of trading of the Existing GDRs on the LSE to take effect concurrently with termination of the Deposit Agreement.

Pursuant to the terms of the Deposit Agreement, holders of Existing GDRs will be required to pay a cancellation fee of US$0.05 per Existing GDR in connection with termination of the Deposit Agreement. The Group will continue to pay such cancellation fee on behalf of holders of Existing GDRs who elect to participate in the Offer prior to the Expiration Time (as defined below).

Extension of the Offer

New Evraz announces that the deadline for accepting the Offer has been extended to 12 noon (New York time)/5 p.m. (London time) on 15 December 2011 (the “Expiration Time”).

Holders of Existing Securities who have not yet accepted and wish to accept the Offer should take action to accept the Offer as soon as possible. Details of the procedure for doing so are set out in the Offer Document. Holders of Existing Securities who do so will receive their New Shares on or around 19 December 2011 (although delivery of New Shares to such holders who are entitled to receive such New Shares in certificated form pursuant to the terms of the Offer will be delayed).

Existing GDR holders should note that the respective clearing systems in which they hold Existing GDRs will each establish its own cut-off date and time for the submission of instructions by Existing GDR holders wishing to participate in the Offer, which will be earlier than the Expiration Time. Further, if an Existing GDR holder wishes to give an instruction to accept the Offer with respect to Existing GDRs that are registered in the name of a broker or other securities intermediary, the Existing GDR holder must contact that securities intermediary to instruct them to give an instruction to accept the Offer on its behalf; any such securities intermediary will establish an earlier deadline than the Expiration Time by which it must have received an instruction to accept the Offer on the Existing GDR holder’s behalf. Further, the Existing GDR holder may be charged a fee by such securities intermediary for processing the instruction to accept the Offer on its behalf.

Enquiries:

Morgan Stanley & Co. International plc	+44 (0) 207 425 8000

(Joint Sponsor to the Company)

Gergely Voros

Alastair Cochran

Doug Campbell

Credit Suisse Securities (Europe) Limited	+44 (0) 207 888 8888

(Joint Sponsor to the Company)

James Leigh-Pemberton

Anush Simonyan

Chris Byrne

EVRAZ plc and Evraz Group S.A. Investor Contact:

Alexander Boreyko

Director, Investor Relations

London: +44 207 832 8990	Moscow: +7 495 232 1370

ir@Evraz.com

EVRAZ plc and Evraz Group S.A. Media Contact:

Oleg Kuzmin

VP, Corporate Communications

London: +44 207 832 8998	Moscow:+7 495 937 6871

media@Evraz.com

The Group is a vertically integrated steel, mining and vanadium business with operations in the Russian Federation, Ukraine, USA, Canada, Czech Republic, Italy and South Africa. In 2010, the Group produced 16.3 million tonnes of crude steel and sold 15.5 million tonnes of steel rolled products. A significant portion of the Group’s internal consumption of iron ore and coking coal is covered by its mining operations. The Group’s consolidated revenues for the year ended 31 December 2010 were US$13,394 million and consolidated adjusted EBITDA amounted to US$2,350 million.

This press release is an advertisement and not a prospectus and investors should not subscribe for any shares or other securities referred to in this press release except on the basis of information in the Offer Document and the Prospectus, which are available to  eligible persons on the Group’s website (www.evraz.com). This press release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of  any offer to purchase or subscribe for, any shares or other securities of New Evraz or Existing Evraz, nor shall any part of it nor the fact of its distribution form part of or be relied on in connection with any contract or investment decision relating thereto, nor does it constitute a recommendation regarding the securities of New Evraz or Existing Evraz.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of the Company and/or the Group. You can identify forward-looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might”, the negative of such terms or other similar expressions. These statements are only predictions and actual events or results may differ materially. Neither New Evraz nor Existing Evraz intends to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Many factors could cause the actual results to differ materially from those contained in the projections or forward-looking statements, including, among others, general economic conditions, competitive environment, as well as many other risks specifically related to New Evraz, Existing Evraz, the Group and their operations.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in  any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. The securities referred to herein may not be offered, or sold in the United States absent registration under the US Securities Act of 1933 (the “Securities Act”) or another exemption from, or in a  transaction not subject to, the registration requirements of the Securities Act.

These materials and information contained herein are not a public offer or advertisement of securities in Russia, and are not an offer, or an invitation to make offers, to purchase, sell, exchange or transfer any shares whether in the form of shares or global depositary receipts (“GDRs”) in Russia. This information is not intended to be and must not be publicly distributed in the Russian Federation and is not intended to and must not be sent to persons who are not qualified investors under Russian law. No shares or GDRs have been or will be registered in Russia or are intended for placement or public circulation in Russia.

These materials and information contained herein do not constitute an offer of securities and nothing herein shall be read or construed as constituting investment advice or recommendations.

Each of Credit Suisse Securities (Europe) Limited and Morgan Stanley & Co International plc are acting for the Company and no one else in connection with Admission and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Credit Suisse Securities (Europe) Limited and Morgan Stanley & Co International plc or for providing advice in relation to the contents of this announcement or any matters referred to herein.

The Offer is being made in reliance on, and in compliance with, Rule 14d-1(c) under the US Securities Exchange Act of 1934. The Offer is being made for securities of a non-US company. The Offer is subject to disclosure requirements of the United Kingdom and these are different from those of the United States. Financial statements, if any, included in the documents relating to the Offer have been prepared in accordance with International Foreign Reporting Standards that may not be comparable to the financial statements of United States companies. The payment and settlement procedures with respect to the Offer will comply with the relevant United Kingdom rules, which differ from United States payment and settlement procedures. In accordance with normal United Kingdom market practice, New Evraz or any person acting on their behalf may from time to time make certain market or private purchases of, or  arrangements to purchase, directly or indirectly, Existing Securities other than pursuant to the Offer. Any information about such purchases will be publicly announced as required by law or regulation in  the United Kingdom and United States.

New Evraz is organised under the laws of England and Wales and Existing Evraz is organised under the laws of Luxembourg. Some or all of the officers and directors of New Evraz and Existing Evraz, respectively, are residents of countries other than the United States. In addition, most of the assets of New Evraz and Existing Evraz are located outside the United States. As a result, it may be difficult for US shareholders to enforce their rights and any claim they may have arising under the US federal securities laws, since New Evraz is located in a foreign country, and some or all of its officers and directors may be residents of foreign countries. US shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgement.

You should be aware that New Evraz may purchase securities otherwise than under the Offer, such as in the open market or privately negotiated purchases.

In accordance with Rule 14e-5(b) of the Exchange Act, during the Offer Credit Suisse Securities (Europe) Limited and Morgan Stanley & Co International plc and certain of their respective affiliates may act as exempt principal traders in GDRs of Existing Evraz on the London Stock Exchange. These purchases may occur either in the open market or as privately negotiated transactions. No information about these purchases will be publicly disclosed unless required by applicable law, and if so required, information about these purchases will be disclosed to the extent and in the manner required by applicable law, and in the event of any such disclosures, such information will be also be made available in the United States in a manner that is comparable to the disclosure that is made in compliance with such legal requirements.